

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Gary Fischer
Chief Financial Officer
AXT, Inc.
4281 Technology Drive
Fremont, California 94538

> **Re: AXT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 000-24085**

Dear Gary Fischer:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing